

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2010

Mr. Terry Luck
Chief Financial Officer
Chai Na Ta Corp.
Unit 100
12051 Horseshoe Way
Richmond, British Columbia, Canada V7A 4V4

      Re: Chai Na Ta Corp.
             Form 20-F for the Year Ended December 31, 2009
             Filed March 31, 2010
             File No. 000-20386

Dear Mr. Luck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospectus, page 15

Operating Results, page 16

Fiscal year ended 12/31/2009 compared with year ended 12/31/2008, page 16

1. We refer you to paragraph six on page 17. You disclose in 2009 you received $995,000 in supplemental government payments, net of program participation fees. Since the amount of these payments was material to 2009 net income, please describe the reason for and nature of these payments and whether you expect to receive government payments in the future. Please also disclose the program participation fees paid by you in each fiscal year to the extent material. See Item 5.A.4. of the General Instructions to Form 20-F.

<u>Critical Accounting Policies and Significant Estimates, page 22</u>

2. Please expand your inventory policy to describe how management estimates the expected selling price of the roots in determining the net realizable value. Please provide insight on whether you use any observable market inputs and discuss the significant estimates and judgments made by management to estimate the expected selling price.

<u>Item 15T Controls and Procedures, page 38</u>

<u>Disclosure Controls and Procedures, page 38</u>

3. We note your certifying officers have concluded that your disclosure controls and procedures, (DC&P) are effective to ensure that information filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules. However, this addresses only part of the required disclosure regarding DC&P. Please confirm to us this statement does not qualify management's conclusion of the effectiveness of DC&P as of December 31, 2009. Please also revise to state, if true, that your certifying officers concluded that your DC&P are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

4. We note your disclosure in the second paragraph on page 39 regarding management's belief that DC&P provide a reasonable level of assurance that they are effective. Please revise the conclusion regarding the effectiveness of DC&P to state clearly, if true, that your DC&P are designed to provide reasonable assurance of achieving their objectives and that your certifying officers concluded that your DC&P are effective at that reasonable assurance level. In the alternative, remove all references to the level of assurance of your DC&P. Please refer to Section II.F.4. of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

<u>Exhibits 12.1 and 12.2</u>

5. We note that the introductory language in paragraph four does not include the certifying officers' responsibilities to establish and maintain internal control over financial reporting. Please file an amendment to the December 31, 2009 Form 20-F that address this issue.

Exhibit 31.1

6. Please revise your filing to include certifications for the year ended December 31, 2009, the period covered by the annual report on Form 20-F. See Item 601(b)(32) of Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.   Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services